Date and Time: September 28, 2005 09:30 AM Pacific Time

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: Location: PO BOX 9431 Stn Prov Govt. 2nd Floor - 940 Blanshard St. Victoria BC V8W 9V3 Victoria BC 250 356-8626

Notice of Alteration

FORM 11

BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:                 February 7, 2005 11:28 AM Pacific Time

Alteration Date and Time:         Notice of Articles Altered on February 7, 2005 11:28 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:

Name of Company:

BC0231 573

DEREK OIL & GAS CORPORATION

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1. No Maximum

Common Shares

Without Par Value

Without Special Rights or Restrictions attached

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